THOMPSON ATLANTA  BRUSSELS  CINCINNATI  CLEVELAND  COLUMBUS  DAYTON  NEW YORK   WASHINGTON, D.C.

       HINE

July 23, 2009

Mr. Vincent DeStefano

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Birmiwal Investment Trust; File Nos. 333-102801 and 811-21289

Dear Mr.DeStefano:

On June 2, 2009, Birmiwal Investment Trust (the "Trust'), on behalf of Birmiwal Oasis Fund (the "Fund"), a series of the Trust, filed Post-Effective Amendment No. 8 to its Registration Statement on Form N-1A.  On July 13, 2009, you provided oral comments.  Please find below the Trust's responses to your comments.  For your convenience, I have summarized your comments.

1.

Comment.  Please add additional disclosure on growth investing risks and value investing risks to the prospectus.

Response.  The following disclosure has been added to The Principal Risks of Investing in the Fund in prospectus:

Growth Risk. The Fund may invest in companies that appear to be growth oriented. Growth companies are those that the advisor believes will have revenue and earnings that grow faster than the economy as a whole, offering above-average prospects for capital appreciation and little or no emphasis on dividend income. If the advisor’s perceptions of a company’s growth potential are wrong, the securities purchased may not perform as expected, reducing the Fund’s return.

Value Risk. The Fund may invest in “value stocks.” The market may not agree with the advisor’s determination that a stock is undervalued, and the stock’s price may not increase to what the advisor believes is its full value. It may even decrease in value.

1.

Comment.  Please add additional disclosure on the risks of options.

Response.  The following disclosure has been added to The Principal Risks of Investing in the Fund in prospectus under the Options disclosure:

The use of options may magnify the increase or decrease in the performance of the Fund, and may also subject the Fund to higher price volatility.

2.

Comment.  Please disclose the assets under management in The Investment Adviser  section of the prospectus.

Response.  Disclosure related to the assets under management will be added to The Investment Adviser section of the prospectus.

3.

Comment.  Define “proper form” in the Pricing of Fund Shares section of the prospectus.

Response.  The following disclosure has been added to the Pricing of Fund Shares section:  To be in proper order, your request must be signed by all registered shareholder(s) in the exact name(s) and any special capacity in which they are registered.  At the discretion of the Transfer Agent, you may be required to furnish additional information to insure proper authorization.

4.

Comment.  Please update the SEC’s telephone number on page 31 of the prospectus.

Response.  The telephone number for the SEC has been updated to 1-202-551-8090.

5.

Comment.  Add additional disclosure related to Exchange-Traded Notes in the Statement of Additional Information.

Response.  Additional disclosure related to Exchange-Traded Notes has been added to the Statement of Additional Information.

The Trust has authorized me to convey to you that the Trust acknowledges the following:

1.

The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

4.

The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

______________________________________

If you have any questions or additional comments, please call the undersigned at 513-352-6774.

Best regards,

/s/ Marc L. Collins

Marc L. Collins

cc:

Kailash Birmiwal (via email)

            Jeff Provence (via email)

The Principal Risks of Investing in the Fund

Risks in General

Domestic economic growth and market conditions, interest rate levels, and political events are among the factors affecting the securities markets of the Fund's investments. There is risk that these and other factors may adversely affect the Fund's performance. You should consider your own investment goals, time horizon, and risk tolerance before investing in the Fund. An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program. An investment in the Fund is not a deposit in the bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. You may lose money by investing in the Fund.

Risks of Investing in Common Stocks

The Fund invests primarily in common stocks, which subjects the Fund and its shareholders to the risks associated with common stock investing. These risks include the financial risk of selecting individual companies that do not perform as anticipated, the risk that the stock markets in which the Fund invests may experience periods of turbulence and instability, and the general risk that domestic and global economies may go through periods of decline and cyclical change. Many factors affect the performance of each company that the Fund invests in, including the strength of the company’s management or the demand for its product or services. You should be aware that the value of a company's share price may decline as a result of poor decisions made by management or lower demand for the company's products or services. In addition, a company's share price may also decline if its earnings or revenues fall short of expectations.

There are overall stock market risks that may also affect the value of the Fund. Over time, the stock markets tend to move in cycles, with periods when stock prices rise generally and periods when stock prices decline generally. The value of the Fund's investments may increase or decrease more than the stock markets in general.

Risks of Exchange Traded Funds

Investment in an exchange traded fund (ETF) carries security specific risk and the market risk. Also, if the area of the market representing the underlying index or benchmark does not perform as expected for any reason, the value of the investment in the ETF may decline. In addition, due to transactions via market prices rather than at net asset value, the performance based on an ETF may not completely replicate the performance of the underlying index. The Fund will indirectly pay its proportionate share of any fees and expenses paid by the ETF in which it invests in addition to the fees and expenses paid directly by the Fund, many of which may be duplicative.

Growth Risk

The Fund may invest in companies that appear to be growth oriented. Growth companies are those that the advisor believes will have revenue and earnings that grow faster than the economy as a whole, offering above-average prospects for capital appreciation and little or no emphasis on dividend income. If the advisor's perceptions of a company's growth potential are wrong, the securities purchased may not perform as expected, reducing the Fund's return.

Value Risk

The Fund may invest in "value stocks." The market may not agree with the advisor's determination that a stock is undervalued, and the stock's price may not increase to what the advisor believes is its full value. It may even decrease in value.

Prospectus 6

Sector Risk

Sector risk is the possibility that stocks within the same group of industries will decline in price due to sector-specific market or economic developments. If the Adviser invests a significant portion of its assets in a particular sector, the Fund is subject to the risk that companies in the same sector are likely to react similarly to legislative or regulatory changes, adverse market conditions and/or increased competition affecting that market segment. The sectors in which the Fund may be overweighted will vary.

Options

The Fund may engage in option transactions involving securities and stock indices in order to gain exposure to particular securities or markets, in connection with hedging transactions, or to try to enhance returns. Purchasing and selling of options require additional skills and techniques beyond normal portfolio management. The Fund's use of options involves risk that such instruments may not work as intended due to unanticipated developments, especially in abnormal market conditions, or if the Adviser makes an error in judgment, or other causes. The use of options may magnify the increase or decrease in the performance of the Fund, and may also subject the Fund to higher price volatility.

Who May Consider Investing The Fund may be suitable for you if:

  You are seeking long-term growth of capital – at least five years.
  You can tolerate risks associated with common stock investments.
  You are not looking for current income.
  You can tolerate significant fluctuations in the share price.

Prospectus 8

Who Manages the Fund

The Investment Adviser

Birmiwal Asset Management, Inc. (BAM) is the investment Adviser of the Fund and has responsibility for the management of the Fund's affairs, under the supervision of the Trust's Board of Trustees. The Fund's investment portfolio is managed on a day-to-day basis by Kailash Birmiwal, Ph.D. Dr. Birmiwal is also the President of BAM. The firm was organized in 2002 and its address is 24140 E. Greystone Lane, Woodway, WA 98020. As of March 31, 2009 BAM had assets under management of $6.7 million.

Dr. Kailash Birmiwal graduated from the Indian Institute of Technology (IIT), Kanpur, India in 1979 where he obtained his Bachelor of Technology degree in Electrical Engineering. He received his Master of Science in Electrical Engineering in 1981, Master of Science in Mathematics in 1986, and Ph.D. in Electrical Engineering in 1988, all from the University of Connecticut. From 1987 to 1994, Dr. Birmiwal taught at the Southern Illinois University at Carbondale in the Department of Electrical Engineering. He has published many research journal articles. From 1994 to 2002, he was primarily engaged in managing his personal assets in the equity markets. Dr. Birmiwal has managed the Birmiwal Oasis Fund since its inception in 2003.

Under the Management Agreement, BAM, at its own expense and without reimbursement from the Trust, furnishes office space and all necessary office facilities, equipment and executive personnel necessary for managing the Fund. BAM pays all operating expenses of the Fund, with the exception of taxes, borrowing expenses (such as (i) interest and (ii) dividend expenses on securities sold short), brokerage commissions and extraordinary expenses. For the fiscal year ended March 31, 2009, BAM received an annual investment management fee of ____% of the average daily net assets of the Fund, which consisted of the base fee of ____% and a variable performance-based management fee of ____% of the average daily net assets of the Fund (The variable performance-based management fee is described on page 10).

BAM (not the Fund) may pay certain financial institutions (which may include banks, brokers, securities dealers and other industry professionals) a fee for providing distribution related services and/or for performing certain administrative servicing functions for Fund shareholders to the extent these institutions are allowed to do so by applicable statute, rule or regulation. The Fund may from time to time purchase securities issued by financial institutions that provide such services; however, in selecting investments for the Fund, no preference will be shown for such securities.

Prospectus 13

A discussion regarding the basis of the Board of Trustees’ approval of the Management Agreement between the Trust and BAM is available in the Fund’s semi-annual report to shareholders for the period ended September 30, 2008.

The Fund’s Statement of Additional Information provides information about the manager’s compensation, other accounts managed by the portfolio manager and the manager’s ownership of Fund shares.

How to Buy and Sell Shares

Pricing of Fund Shares

The price you pay for a share of the Fund, and the price you receive upon selling or redeeming a share of the Fund, is called the Fund’s net asset value (“NAV”). The NAV is calculated by taking the total value of the Fund’s assets, subtracting its liabilities, and then dividing by the total number of shares outstanding, rounded to the nearest cent:

Net Asset Value = Total Assets - Liabilities / Number of Shares Outstanding

The NAV is generally calculated as of the close of trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time) every day the Exchange is open. All purchases, redemptions or reinvestments of Fund shares will be priced at the next NAV calculated after your order is received in proper form by the Fund’s Transfer Agent, Mutual Shareholder Services. To be in proper order, your request must be signed by all registered shareholder(s) in the exact name(s) and any special capacity in which they are registered. At the discretion of the Transfer Agent, you may be required to furnish additional information to insure proper authorization. Your order must be placed with the Transfer Agent prior to the close of the trading of the New York Stock Exchange in order to be confirmed for that day's NAV. The Fund's assets are generally valued at their market value. If market prices are not available or, in the Adviser's opinion, market prices do not reflect fair value, or if an event occurs after the close of trading (but prior to the time the NAV is calculated) that materially affects fair value, the Adviser may value the Fund's assets at their fair value according to policies approved by the Fund's Board of Trustees. For example, if trading in a portfolio security is halted and does not resume before the Fund calculates its NAV, the Adviser may need to price the security using the Fund's fair value pricing guidelines. Without a fair value price, short term traders could take advantage of the arbitrage opportunity and dilute the NAV of long term investors. In addition, short-term traders may attempt to take advantage of differences between the closing prices of securities traded on non-U.S. markets and the value of such securities when the Fund calculates its NAV. Fair valuation of a Fund's portfolio securities can

Prospectus 14

Where To Go For Information

For shareholder inquiries, please call toll-free in the U.S. at 1-800-417-5525.

You will also find more information about the Fund on our website at www.birmiwal.com or in the following documents:

Statement of Additional Information

The Statement of Additional Information contains additional and more detailed information about the Fund, and is considered to be a part of this Prospectus. Additional information about the Fund's investments is available in the Fund's annual and semi-annual reports to shareholders. In the Fund's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year. There are three ways to get a copy of these documents.

1.	Call or write for one, and a copy will be sent without charge. Birmiwal Oasis Fund c/o Mutual Shareholder Services 8000 Town Centre Drive, Suite 400 Broadview Heights, Ohio 44147 1-800-417-5525 www.birmiwal.com

2.	Call or write the Public Reference Room of the Securities and Exchange Commission ("SEC") and ask them to mail you a copy. The SEC charges a fee for this service. You can also review and copy information about the Fund in person at the SEC Public Reference Room in Washington D.C.

Public Reference Room of the SEC Washington D.C. 20549-0102 1-202-551-8090

You may obtain information on the operation of the Pubic Reference Room by calling 1-202-551-8090.

Copies of these documents may also be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov

3.	Go to the SEC's website (www.sec.gov) and download a text-only version.

Birmiwal Oasis Fund SEC file number 811-21289

No dealer, salesman, or other person has been authorized to give any information or to make any representations, other than those contained in this Prospectus, and, if given or made, such other information or representations must not be relied upon as having been authorized by the Funds or the Adviser. This Prospectus does not constitute an offering in any state in which such offering may not lawfully be made.

Prospectus 31

represents the amount by which the market price of the futures contract, at exercise, exceeds, in the case of a call, or is less than, in case of a put, the exercise price of the option on the futures contract. If an option is exercised on the last trading day before the expiration date of the option, the settlement will be made entirely in cash equal to the difference between the exercise price of the option and the closing price of the futures contract on the expiration date.

     To the extent the Fund enters into a futures contract, it will deposit in a segregated account with a custodian bank or U.S. Treasury obligations equal to a specified percentage of the value of the futures contract (the initial margin), as required by the relevant contract market and futures commission merchant. The futures contract will be marked-to-market daily. Should the value of the futures contract decline relative to the Fund’s position, the Fund, if required by law, will pay the futures commission merchant an amount equal to the change in value.

     Transactions involving futures contracts and related options carry risk. There is no assurance a liquid secondary market will exist for any particular options or futures contract at any particular time and the Fund may be unable to promptly liquidate unfavorable positions. Consequently, the Fund may have to hold a position until delivery or expiration regardless of change in its value. As a result, the Fund’s access to other assets held to cover its options or futures positions could also be impaired. There is also the risk that there will be imperfect correlation, or even no correlation, between price movements of the investments being hedged and the options or futures used. In addition, the Fund will pay commissions and other costs in connection with such investments.

Regulation as a Commodity Pool Operator

     The Trust, on behalf of the Fund, has filed with the National Futures Association, a notice claiming an exclusion from the definition of the term "commodity pool operator" under the Commodity Exchange Act, as amended, and the rules of the Commodity Futures Trading Commission promulgated thereunder, with respect to the Fund's operation. Accordingly, the Fund is not subject to registration or regulation as a commodity pool operator.

     N. Other Investment Companies. The Fund may purchase securities of open-end or closed-end investment companies if the purchase is in compliance with the 1940 Act. If the Fund invests in securities of other investment companies, the return of any such investment will be reduced by the operating expenses, including investment advisory and administrative fees, of such investment companies. However, the Adviser believes that at times the return and liquidity features of these securities will be more beneficial than other types of securities.

     O. Reverse Repurchase Agreements. In a reverse repurchase agreement, a fund sells a security to another party, such as a bank or a broker-dealer, in return for cash and agrees to repurchase that security at an agreed-upon price and time. The Fund will enter into reverse repurchase agreements with parties whose creditworthiness has been reviewed and found satisfactory by the Adviser. Such transactions may increase fluctuations in the market value of the Fund’s assets and may be viewed as a form of leverage.

     P. Zero Coupon Bonds. Zero coupon bonds do not make interest payments; instead, they are sold at a discount from their face value and are redeemed at face value when they mature. Because zero coupon bonds do not pay current income, their prices can be more volatile than other types of fixed-income securities when interest rates change. In calculating the Fund’s dividend, a portion of the difference between a zero coupon bond’s purchase price and its face value is considered income.

     Q. Exchange-Traded Notes. The Fund may invest in exchange-traded notes (“ETNs”), which are a type of unsecured, unsubordinated debt security. ETNs combine certain aspects of bonds and ETFs. Similar to ETFs, ETNs are traded on a major exchange (e.g., NYSE) during normal trading hours. However, investors can also hold the ETN until maturity. At maturity, the issuer pays to the investor a cash amount equal to principal amount, subject to the day's index factor. ETN returns are based upon the performance of a market index minus applicable fees. ETNs do not make periodic coupon payments and provide no principal protection. The value of an ETN may be influenced by time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in underlying commodities markets, changes in the applicable interest rates, changes in the issuer’s credit rating and economic, legal, political or geographic events that affect the referenced commodity. The value of the ETN may drop due to a downgrade in the issuer's credit rating, despite the underlying index remaining unchanged. ETNs are synthetic instruments in that they do not represent an interest in the ETNs underlying securities. Additionally, because the ETNs are issued by third parties, there is a risk that the party issuing the ETN may default.

6